February 10, 2017

Via EDGAR Correspondence

Ms. Kathy Churko Division of Investment Management Office of Disclosure and Review U.S. Securities and Exchange Commission Judiciary Plaza 100 F Street, NE Washington, D.C. 20549

Re: Dunham Funds; File Nos. 333-147999 and 811-22153

Dear Ms. Churko:

On behalf of Dunham Funds (the “Trust”), this letter is being filed with the Securities and Exchange Commission (“SEC”) via EDGAR correspondence to respond to oral comments provided by you on January 26, 2017, in connection with the SEC staff’s (“Staff”) review of the letter dated January 18, 2017 provided by us to the SEC on behalf of the Trust (the “Response Letter”). You will recall that the Response Letter responded to Staff comments on the report on Form N-SAR of the Trust, dated as of October 31, 2016.

The Trust appreciates the opportunity to address the Staff’s comments. Set forth below are the Staff’s comments with respect to the Response Letter in italicized text followed by the Trust’s response to each comment.

1.	We noted that the required certifications that accompany the Trust’s annual report to shareholders on Form N-CSR (the “Annual Report”) were executed more than 60 days after the fiscal year-end. Please explain why this occurred and indicate the procedures that will be put in place to ensure that the certifications will be timely going forward.

Response: The certifications provided to the administrator by both of the certifying officers of the Trust were executed December 30, 2016. The Form N-CSR incorrectly reflected an executed date of January 9, 2017. The administrator will review and confirm the dates reflected on the required certifications prior to submission for future filings.

February 10, 2017

2.	We noted that the statement of assets and liabilities provided in the Annual Report shows an overdraft of approximately $341,000. Was this overdraft related to the material weakness described in the Response Letter? Please provide an explanation of the overdraft to the extent it is different than the issue caused by the material weakness.

Response: The amount of the overdraft reflected on the financial statements does not relate to the material weakness described in our previous response letter as the proper adjustments were made to the financial statements to account for the errors. The overdraft is the actual cash overdraft reflected at Goldman Sachs associated with the Fund’s futures and option activity.  While the cash balance at the broker is negative, the actual final broker margin balance is positive once the option market value, open trade equity of the futures and value of security collateral is accounted for. Additionally, the cash balance became positive on February 3, 2017.

3.	When, in 2016, did the third party administrator transition to the new accounting system described in the Response Letter?

Response: The overall conversion from the PAM accounting system to the Sungard InvestOne system (“Sungard”) took place over a period of approximately eighteen months.  All funds were initially loaded onto Sungard and then were run parallel in PAM for a minimum of two weeks. Moreover, after the conversion to Sungard, accounting processes continued to be mirrored on the PAM system for a minimum of two days to ensure everything was operating properly.

The Dunham Funds went live on Sungard on April 18, 2016.

4.	It appears that the errors described in the Response Letter were discovered during the audit but before financial statements were finalized. However, it is unclear whether the financial statements were adjusted to reflect the correction of the errors, as there was no receivable noted from the third party and no mention in the notes of the issue. If the financial statements do not reflect the correction of the errors, did the Registrant determine that the errors were not material?

Response: The financial statements issued were adjusted to reflect the correction of the actual NAV errors discussed in the Response Letter. However, the $6,952 amount of the calculated loss due back to the Fund from the administrator associated with these errors was deemed to be immaterial to the financial statements and therefore the receivable was not posted as an adjustment. The reimbursement payment was received by the Fund on January 24, 2017.

February 10, 2017

5.	The Response Letter describes an escalation policy that requires reconciliation issues unresolved within (i) 5 days to be reviewed by a manager and (ii) 10 days to be reviewed by a Trust level officer. In a daily NAV environment, is that escalation policy sufficient? Moreover, should there be any materiality thresholds that would shorten the escalation period?

Response: To clarify our previous response, every effort is made to reconcile broker statements daily, including those involving foreign currencies. We recognize that in a daily NAV environment, daily accuracy is critical. Any differences found by the Reconciliation Team are researched, reviewed by an accounting manager and rectified on the same day to the extent possible. If the Reconciliation Team is unable resolve an issue on the day it is first presented, the Reconciliation Team continues to work diligently until the issue is resolved (meaning they do not wait until the fifth day after the issue is presented to take further action). Given that the Reconciliation Team has adequate experience to effectively resolve most discrepancies, we believe the escalation process described in the Response Letter is appropriate and reasonable. We agree that a shorter escalation period could be appropriate based on the materiality of the discrepancy, and the Trust will work with the fund administrator to determine whether materiality thresholds should be reflected in the policy’s escalation process.

We trust that this response addresses the Staff’s comments. If you have any further questions, please contact the undersigned at 614.469.3280.

Sincerely,

/s/ Craig A. Foster

Craig A. Foster